January 20, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration – Ascend Wellness Holdings, Inc. Registration Statement on Form S-3 (SEC File No. 333-292300)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ascend Wellness Holdings, Inc. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-292300), and permit said Registration Statement to become effective at 2:00 p.m. (Eastern Time) on January 22, 2026, or as soon thereafter as practicable.
The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.
Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

Ascend Wellness Holdings, Inc.

/s/ Roman Nemchenko
Roman Nemchenko
Chief Financial Officer